Exhibit 99.2

Meadow Valley Parent Corp.
c/o 1400 Civic Place, Suite 250
Southlake, Texas 76092

May 11, 2010

The Board of Directors of RMX Holdings, Inc.
4602 East Thomas Road,
Phoenix, Arizona

Gentlemen,

As the majority holder of the issued and outstanding stock of RMX Holdings, Inc. (“RMX”), now that RMX has completed its sale of substantially all of its assets to Skanon Investments, Inc. (“Skanon”), we are writing this letter to strongly encourage the board of directors to promptly declare a special cash distribution in the amount of $5,000,000 so that existing stockholders can promptly realize a return on their investment.  We further strongly encourage the board of directors to undertake immediate action to conduct a reverse stock split of its issued and outstanding shares of common stock.  Given practical consideration, we would anticipate the reverse stock split occurring following the record date set for the aforementioned special cash distribution.  Meadow Valley would support a 1 for 2,645,212 reverse stock split that would leave Meadow Valley as the sole stockholder of RMX.  Meadow Valley would also support paying the remaining stockholders cash in lieu of their fractional shares, post the special distribution described above, at a price of $0.30 per share, subject to potential adjustment based on interim organizational expenses, contingent liabilities and other factors.

Following the completion of the sale of substantially all of RMX’s assets to Skanon, RMX has ceased conducting any operations and received notice of its pending delisting from the NYSE Amex LLC (“AMEX”).  Furthermore, RMX determined not to contest the de-listing from AMEX and its common stock will cease to be traded on a national exchange.  It is apparent that RMX does not contemplate further operations and that its common stock has become a relatively illiquid asset that will only devalue over time as RMX continues to incur organizational and public reporting expenses.  Given current conditions, we believe immediate action to allow the stockholders to realize a return on their investment is imperative.

We further believe the most expedient way for all shareholders to realize a return on their investment would be the prompt declaration of a special cash distribution as described above.  We also believe that a subsequent reverse stock split that pays the stockholders $0.30 per share for their stock, subject to adjustment as described above, is fair and in the best interests of RMX’s stockholders for the following reasons:

●
RMX’s continued public reporting and compliance with the attendant corporate governance requirements will serve no on going purpose and will reduce value for the stockholders because of the excessive expense;

●	Removal from the AMEX stock exchange reduces already anemic trading volumes, places greater downward pressure on share prices and ultimately adversely impacts stockholder value;

●
The proposed reverse stock split will be more cost effective and efficient than alternative means for allowing RMX to avoid having to continue to meet public company reporting and governance requirements and will, therefore, provide a higher price and a better return for RMX’s stockholders; and

●	Liquidation of RMX is impracticable and will return substantially less to the stockholders due to the illiquidity of RMX’s remaining real and personal property and requirements of state law.

Meadow Valley would like to see a prompt declaration of a special cash distribution and is also prepared to assist RMX to move through the recommended reverse stock split quickly.  Continued public reporting as well as governance and related back office activity of RMX serves no purpose other than to reduce value for RMX’s stockholders.  We encourage RMX’s board of directors to form a special committee to determine what is in the best interest of all of RMX’s stockholders.  Further, we and our advisors are ready to work with the special committee and its advisors to complete the process quickly and cost effectively.

Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Ted W. Beneski

Ted W. Beneski
Chairman of the Board